 Exhibit 99.1

NEWS RELEASE

Great Panther Mining Announces Termination of Share Purchase Agreement

For immediate release

Vancouver, BC, November 25, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) ("Great Panther" or the "Company") announces that it has terminated the Share Purchase Agreement (the "Agreement") previously reached with Newrange Gold Corp. ("Newrange") to sell to Newrange the Company's Peruvian subsidiaries, which together indirectly own the Coricancha Mine in Peru, Great Panther Peru Holdings Ltd. and Great Panther Silver Peru S.A.C.

Completion of the Agreement was subject to certain closing conditions including, but not limited to, the approval of the TSX Venture Exchange as well as evidence of sufficient financing to support the transaction.

Coricancha, located in the central Andes of Peru approximately 90 kilometres east of Lima is a past producing mine which the Company acquired in June 2017 and has remained in care and maintenance since then.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T: +1 604 608 1766

TF: 1 888 355 1766

E: info@greatpanther.com

www.greatpanther.com